June 4, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlockchAIn Digital Infrastructure, Inc.

Registration Statement on Form S-1

File No. 333-296413

Ladies and Gentlemen:

Reference is made to our letter, previously filed as correspondence via EDGAR on June 2, 2026, in which we provided concurrence in the request for acceleration of the effective date of the above-referenced Registration Statement for June 3, 2026, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933 (the “Securities Act”). We are no longer requesting that such Registration Statement be declared effective at this time.

Very truly yours,

Lucid Capital Markets, LLC

By:	/s/ John Lipman
Name: John Lipman Title: Head of Capital Markets